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Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
Subject Company -- Board of Trade of the City of Chicago, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
File No. 333-54370

                                    * * * *

The following communication was distributed to CBOT members on September 25, 2001.

The Board of Directors of the Chicago Board of Trade at its meeting Monday, September 24, 2001, took the actions summarized below.

                                     . . .

Rejected a proposal to submit, for membership vote, propositions to reduce the size of the CBOT(R) Board of Directors from 18 members to 9 members in connection with the December 2001 Annual Election, to clarify that Board meetings may occur at such times as the Board may determine, and to make other conforming changes. These propositions had been proposed for submission to membership vote in advance of the anticipated membership vote on CBOT restructuring. (Although it is anticipated that a membership vote on restructuring may occur before the end of this year, this timing cannot be assured in view of the necessary regulatory approvals.)

The propositions to reduce the size of the Board were rejected by a vote of 5 "Aye" and 9 "Nay", recorded as follows:

Director      Canhman       Nay    Director      McMillin         Nay
              Cashman       Nay                  Niciforo         Nay
              Cermak        Nay                  Thompson         Aye
              Corvino       Nay                  Wallace          Aye
              Filipowski    Nay                  Walter           Nay
              Kurzydlo      Aye                  Weems            Aye
              Levin         Nay
                                                 Vice Chairman
                                                         Carey    Aye

Accordingly, the elective offices to be filled in the December 2001 Annual Election remain unchanged, as specified in the current CBOT Charter and Bylaws.

                                     -MORE-
                                                                        09/24/01
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                                      -2-


Further information regarding the 2001 nomination and annual election process will be forthcoming.

The proposed downsizing of the Board to nine members remains an element of the CBOT restructuring proposal as it is anticipated to be submitted to membership vote.

                                     . . .

Considered proposed technical refinements to the CBOT restructuring proposal which originally was approved by the Board in January 2001.

To allow additional time for review of this matter, the Board voted 8 "Aye" to 6 "Nay" to defer a decision on the proposed refinements for a period of approximately one week.

While the Board of Trade of the City of Chicago, Inc. (CBOT) has filed a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, regarding the restructuring transactions with the SEC, it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, regarding the restructuring transactions referred to above, when it is finalized and distributed to members, as well as the other documents which the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration of qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                     . . .

Approved policy and regulation changes which are designed to improve the delivery of customer order flow to the Exchange Floor and to a/c/e. These changes will allow electronic connectivity to the Floor API and the a/c/e platform for all market participants who are customers and therefore guaranteed by a CBOT clearing member firm.

Further details will be forthcoming.

                                     . . .

Approved regulation changes to allow for average pricing between open outcry and a/c/e transactions.


                                     -MORE-
                                                                        09/24/01
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                                      -3-

Approved a new regulation which will allow clearing firms to offset economically equivalent positions in CBOT(R) mini-sized Dow(SM) and CBOT(R) DJIA(SM) futures contracts. This regulation will be implemented as of September 30, 2001 with the launch of CBOT mini-sized Dow(SM) futures.

Further details will be forthcoming.

*"Dow Jones(SM)", "The Dow(SM)", "Dow Jones Industrial Average(SM)", "Dow Jones Transportation Average(SM)", "Dow Jones Utility Average(SM)", "Dow Jones Composite Average(SM)", "DJIA(SM)", "DJTA(SM)", "DJUA(SM)", and "DJCA(SM)" are service marks of Dow Jones & Company, Inc. and have been licensed for use for certain purposes by the Board of Trade of the City of Chicago ("CBOT(R)"). The CBOT's futures and futures options contracts based on the Dow Jones Industrial Average(SM), Dow Jones Transportation Average(SM), Dow Jones Utility Average(SM) and Dow Jones Composite Average(SM) are not sponsored, endorsed, sold or promoted by Dow Jones, and Dow Jones makes no representation regarding the advisability of trading in such product(s).

                                     . . .

Approved an October 26, 2001 target launch date for CBOT 10-Year Interest Rate Swap futures (a/c/e and open outcry trading).


Also approved contract revisions for CBOT 10-Year and 5-Year Interest Rate Swap contracts as follows:

- Round the final futures settlement prices to the nearest one quarter of one 32nd instead of the nearest dollar, and

- Widen the minimum trading increment for futures to one 32nd ($31.25) from quarter of one 32nd ($7.8125), and the minimum trading increment for options to one 64th ($15.625) from one quarter of one 32nd ($7.8125).

Further details will be forthcoming.

                                     . . .

Confirmed the postponement of the conversion of MidAmerica Commodity Exchange (MidAm) Eurodollar futures to a CBOT mini-sized contract to be traded exclusively on a/c/e.

                                    - MORE -
                                                                        09/24/01
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                                      -4-

Accordingly, MidAm Eurodollar futures will continue to trade by open outcry on the MidAm until further notice.

                                     . . .

Approved various revised contract specifications, a 3-month member transaction fee waiver, and an October 29, 2001 target launch date for CBOT Dow Jones AIG Commodity Index(SM) futures.

Complete details concerning this contract will be forthcoming.

"Dow Jones," AIG (R)" Dow Jones-AIG Commodity Index(SM)," and "DJ-AIGCI(SM)" are service marks of Dow Jones & Company, Inc. and American International Group, Inc., as the case may be, and have been licensed for use for certain purposes by the CBOT. The CBOT Dow Jones- AIG Commodity Index futures and futures options are not sponsored, endorsed or sold by Dow Jones, AIG, American International Group, or any of their respective subsidiaries or affiliates, and none of Dow Jones, AIG, American International Group, or any of their respective subsidiaries or affiliates, makes any representation regarding the advisability of investing in such product(s)."

                                     . . .

Modified the holiday trading schedule for a/c/e to change the standard pre-holiday "early close" time for Financial and Metals contracts on a/c/e from 12:00 noon to 12:30 p.m. Central Time.

Further details on the Exchange holiday schedule for the remainder of 2001 are available from the Secretary's Office.

                                     . . .

Established 1:45 p.m. Central Time as the standard closing time for the CBOT(R) mini-sized New York Silver and New York Gold futures contracts which are to be traded exclusively on a/c/e as of September 30, 2001.

                                     . . .

Approved "position accountability" provisions in lieu of position limits for the CBOT mini-sized Treasury Bond and 10-year Treasury Note futures which are to be traded exclusively on a/c/e as of September 30, 2001.


                                     -MORE-


                                                                        09/24/01
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                                      -5-

To equate the mini-sized contracts with the full-sized CBOT contracts, the position accountability levels are 20,000 contracts in CBOT mini-sized Treasury Bond futures and 15,000 contracts in CBOT mini-sized 10-year Treasury Note futures. Position accountability levels in the CBOT mini-sized Treasury Bond and Treasury Note futures will also be aggregated with any positions in the corresponding CBOT full-sized contracts.

                                     . . .

To facilitate the transition from pit trading to a/c/e trading in CBOT metals contracts, established an early (12:00 noon) close time for pit trading in CBOT(R) metals contracts on September 28, 2001.

                                     . . .

Approved amendments to Regulation 450.04, which presently specifies that Exchange Service Fee adjustments for overpayments and underpayments may be required for periods of up to 5 years in the past.

Under the revised regulation, the adjustment period will be reduced to 1 year for firm requests for reimbursement due to overpayments, and to 3 years for Exchange requests for adjustments due to underpayments. (These revisions will be implemented prospectively.)

                                     . . .

Approved the following change in a committee appointment:

Membership Committee
--------------------

Resignation:  Gregg S. Arenson



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                                                                        09/24/01

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                                    * * * *

The following are the prepared remarks of the Chairman of the CBOT given at a meeting of the CBOT membership on September 25, 2001 and currently available on the CBOT's intranet sites, MemberNet and OnBoard.

                        Remarks by Nickolas J. Neubauer
                        CBOT Member Information Meeting
                              September 25, 2001
                         _____________________________


     Thank you for attending today's Member Information Meeting, either in person or via Membernet.

     Before I begin my monthly review of events and information specific to the Board of Trade, I want to take a moment to commend the leadership of my counterparts who run the equities and derivatives exchanges in New York, along with those who manage the major firms who generate business in both markets. In the aftermath of the catastrophic events of September 11, they have shown not only great compassion in comforting the families of those who died, and support in assisting the rescue and recovery efforts, they have demonstrated strong leadership and resolve in reopening that city's financial markets.

     The Chicago Board of Trade, through its Foundation, is preparing to make a financial contribution to the disaster recovery effort. I am happy to say that many of you have made contributions to the Foundation in support of this effort. For those of you who have yet to do so, your contributions can be mailed to:

     The Chicago Board of Trade Foundation
     Attention:  Jill Harley, Foundation Administrator
     141 W. Jackson Blvd., Suite 2240
     Chicago, IL  60604

1.   CBOT/CBOE

     At long last, the CBOT and CBOE have entered into an agreement that clarifies the nature and scope of the exercise right in light of the restructuring transactions. After seven months of negotiations and approval by the Board of Directors of each exchange, last week the CBOE membership voted 775-189 to approve this fair and balanced agreement.

     Preservation of the exercise right and ensuring that it would not be lost as a result of completing the restructuring was a most important priority for me. Thanks to the strong leadership and efforts of Bill Brodsky and Mark Duffy, in addition to having David Vitale as our CEO, this dispute was resolved and our relations with the CBOE have never been better.

2.   Restructuring
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     With the resolution of the CBOE issues, we can move forward with restructuring. Our Board will vote on certain refinements to the restructuring plan next Tuesday. We expect that the registration statement, which will describe such refinements, will be filed with the SEC for their review shortly thereafter.

     Once the SEC declares our registration statement effective, we expect to have three information meetings on the restructuring proposal. I plan to answer your questions as to why this plan will improve our governance while maintaining accountability, plus allow us to increase the overall value of our enterprise.

     Those of you who have concerns about loss of control or accountability should consider this: Do you like the way the Board of Trade is being run now, or would you prefer going back to the way things were done in previous years? I believe the Board of Trade is a better place today than it was at the beginning of the year, and I believe our membership would agree with me.

     The restructuring plan is intended to ensure that the good management we have now continues, while giving us ways, as a for profit enterprise, to make distributions to shareholders or otherwise increase the value of what we have.

     Depending on when the SEC declares our registration statement effective, we hope to have a vote by year-end.

3.   Pricing Strategy

     Speaking of good management and what to expect in future years in a restructured Board of Trade, I'd like you to consider the pricing strategy project led by Executive Vice President Bernie Dan.

     This study of overall pricing is something the Board of Trade has never done before. Over 200 market participants have given input and a premier consulting firm, Boston Consulting Group, is working with us on this project. David Vitale and his management team will then come up with a final recommendation. Compare this open, comprehensive process with the way things were done in the past.

     Bernie is having an information meeting tomorrow at 2:30 p.m. in the bond pit. This will be a new product update, as well as a full discussion of the pricing strategy study and the designated market maker (DPM) program.

     I know these topics are very important to you and as many members as possible should attend. You will be able to find out the facts, give input and in general see that good management means open communication.

4.   Finances

     Those of you who regularly attend these meetings have heard me say that "our finances are sound" again and again as well as repeat our 2001 budget goals of 800,000 contract per day and a year end cash balance of $20 million.

     As of September 20, we have continued to average over a million contracts per day. Our unrestricted cash balance as of June 30 was over $29 million. The doom and gloom of last year, with its fear of assessments, should be over: our finances are sound.

     Our a/c/e platform continues to function exceedingly well, and has averaged 185,000 contracts per day so far this year. Our September average daily volume is 258,000 contracts per day. At these levels, we are covering our monthly out of pocket costs and seeing a return on our overall investment.

5.   Security

     Those members on the floor know we have made changes to enhance the security of our buildings. Phil Hannigan, Kevin Lennon and John Pappas are in charge of this. They are also getting input from an outside consultant, as well as from members and employees. We will be constantly evaluating the security measures we have in place so as to balance the security needs of our members, employees and tenants without limiting the freedoms we have enjoyed.

6.   Lessor Pool

     C. C. Odom, the Chairman of our Lessor Committee, is working on a plan to help our lessors. Many of our lessors are retired members who no longer have close ties with the trading community. C. C. is looking into how our Member Services Department could help in matching lessors with lessees and otherwise improve the leasing environment.

     Right now the Member Services Department simply has a bulletin board approach. C. C. is thinking that many lessors would welcome a more active approach, perhaps a managed leasing pool.

     Under this approach, seat owners could contribute their seats to a pool. The pool manager would actively seek out lessees, in exchange for an administrative fee, collect the monthly lease payments, and then make payouts to the seat owners participating on a pro rata basis.

     C. C. will be discussing this at his October 3 meeting of the Lessor Committee. He is also going to review other aspects of the leasing process, such as whether pricing should go to a percentage of seat price basis as is common at the CBOE. He welcomes your input.

     Let me summarize by repeating a few important points:

     Our recent disputes with the CBOE are over and the exercise right should be preserved in connection with the restructuring transactions.

     After the SEC declares our registration statement effective, we will submit our Restructuring Plan to you and hold three information meetings to fully inform you prior to a vote.

     Bernie Dan is holding an information meeting tomorrow at 2:30 in the bond pit and I invite you to attend to see how open communication and working together will be part of a restructured CBOT.

     Now let's hear from David Vitale, and then discuss the CBOT in response to your questions.

While the Board of Trade of the City of Chicago, Inc. (CBOT/R/) has filed a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, regarding the restructuring transactions with the SEC, it has not yet become effective, which means it is not yet final. CBOT/R/ members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, regarding the restructuring transactions referred to above, when it is finalized and distributed to members, as well as the other documents which the CBOT/R/ has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by the CBOT/R/ at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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